1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

September 4, 2024

VIA EDGAR

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

RE:	J.P. Morgan Access Multi-Strategy Fund, L.L.C. (File No. 811-21552)
J.P. Morgan Access Multi-Strategy Fund II (File No. 811-22575) (each, a “Fund” and together, the “Funds”)

Dear Ms. Rotter:

This letter responds to comments that you provided to Gregory McNeil and me in a telephonic discussion on August 14, 2024, with respect to your review pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 of certain financial statements and other filings of the Funds. We have summarized the comments below, followed by the Funds’ responses.

1.

Comment: Please confirm in correspondence whether each Fund continues to maintain its non-diversified status. The staff of the Securities and Exchange Commission notes that, if a registered investment company has been operating as a diversified company for more than three years, that company will require shareholder approval prior to changing its status back to a non-diversified company.

Response: Each Fund confirms that it continues to maintain its non-diversified status.

2.

Comment: The line graph presented in each Fund’s shareholder report does not assume the Fund’s required minimum investment at the beginning of the reporting period. Please explain in correspondence why each Fund’s line graph does not conform to Form N-2, Item 24, Instruction 4.

Response: Going forward, each Fund will use the required minimum investment at the beginning of the reporting period in the line graph.

3.

Comment: Please explain in correspondence why each Fund has elected to place the report of the independent registered public accounting firm at the beginning of the document instead of with the audited financial statements.

Response: The Funds have elected to include the audit opinion at the front of the document based on prevailing industry practices within the hedge fund sector. The majority of the underlying investments in each Fund are hedge funds, which customarily present their audit opinions at the beginning of their financial statements. We acknowledge that this practice differs from the common placement of the audit opinion for investment companies registered under the Investment Company Act of 1940, which is typically at the end of the financial statements.

*  *  *

If you have any questions concerning the foregoing, please do not hesitate to call me at 202.261.3304.

Very truly yours,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Gregory McNeil
J.P. Morgan Private Investments Inc.

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